

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

April 23, 2010

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

> **Re: Energroup Holdings Corporation
> Amendment No. 5 to Registration Statement on Form S-1
> Filed April 9, 2010
> File No. 333-149171**

Dear Mr. Huashan:

We have reviewed your responses to the comments in our letter dated March 4, 2010 and have the following additional comments.

<u>General</u>

1. The statistical information provided on pages 3 (pork consumption for 2006), 27 through 29 (pork production and consumption for 2007 and 2008, meat consumption for 2000), and 30 (meat consumption by type for 2007 and low income pork consumption for 2000), some which is on a preliminary, forecasted and/or an estimated basis, is several years old and appears to be outdated. Please advise if more recent information is available, actual or otherwise. If so, update your disclosure accordingly. If not, indicate that the information provided is the latest available and how it is relevant to investors at this time. Alternatively, remove such information.

<u>Energroup Holdings Corporation, page 1</u>

2. We note the amount of sales and net income for 2008 in the last sentence under this heading. Please update to include the respective amounts for 2009. Alternatively, consider removing such disclosure since the same disclosure is also made under "Financial Results" on page 3.

<u>Strategic Financing, page 4</u>

3. Please disclose the disposition of the liquidated damages and related amount that you were obligated to pay beginning April 30, 2008 as discussed in the first paragraph on page 5.

4. Given that the "Settlement Agreement" is in effect, your filing is beyond the indicated March 31, 2010 deadline, and 2008 and 2009 audited results are available, it appears your disclosure should focus on the terms and conditions that are currently applicable in regard to the "make good provision" and "holdback escrow." Removal of all extraneous historical context would make it easier for investors to understand the current circumstances. Retain historical context in regard to these matters only to the extent it supports amounts recorded in the financial statements presented in the filing. Please revise as appropriate wherever discussion of the make good provision and holdback escrow is located (for example, in "Results of Operations," "Liquidity and Capital Resources" and all applicable notes to the financials statements) for consistency throughout your filing. If satisfaction of any conditions applicable to either is still in question or may result in varying outcomes, disclose the material contingencies or issues to be resolved, the potential outcomes and basis for each outcome, and when resolution is expected.

Company Overview and History, page 26

5. Please present in the second paragraph under this heading the comparative growth rate of sales for each of the last three years rather than an average for the period. We believe such information for sales is more meaningful given the diversity in the annual growth rates over the period and significantly slower rate of growth for the latest year. Provide comparative information on the same basis for net income as well.

Prepared Food Products, page 36

6. Please provide comparative information for 2009.

Supply of Pigs, page 38

7. Please explain to us the significance to investors of highlighting the grade information for pigs purchased in the first quarter of 2009. Also, explain to us how the next to last sentence in the fifth paragraph under this heading and the sentence that precedes it relate to one another.

8. Within the last paragraph on page 38, please reconcile for us your statements that "the average pork price has declined somewhat from the first quarter of 2009" and "as a result of this action, the prices of pork have been rising since July 2009, and have risen to a level higher than the prices seen during the first quarter of 2009." The same inconsistency exists in the second paragraph on page 57.

Competition, page 43

9. Please state (i) management's basis for the market share estimates presented in the first paragraph, (ii) the basis for the market share information presented throughout this section, and (iii) the point of time to which the market share information presented throughout this section pertain. Additionally, Chuming's market share of 55% indicated in the first paragraph is not consistent with the information in the first table on page 44. Please reconcile.

Land Lease on Main Facility and Other Company Offices, page 47

10. Please provide comparative information for the amount of rent paid in 2008 and 2009.

Management's Discussion and Analysis, Overview, page 55

11. In the first paragraph, please provide the proportionate percentage of revenue for seafood for the entire year of 2009, not just the third quarter of the year.

Principals of Consolidation, page 59

12. The table of the consolidating subsidiaries should be as December 31, 2009, the latest annual period presented in the filing. Please revise.

Earnings Per Share, page 62

13. Please note that all references to US GAAP should be in the context of the FASB's Accounting Standards Codification that supersedes all prior US GAAP sources. Please revise such references wherever made throughout the filing. With this in mind, it would be more meaningful to investors to explain the nature of the associated accounting or financial reporting rather than indicate the specific codification reference.

Comparison of Years Ended December 31, 2009 and December 31, 2008
Sales, page 64

14. Your statement in the first paragraph in this section that there was a decrease in the cost of live pigs in 2009 appears to be inconsistent with your disclosure in the second paragraph on page 57 in which you state that the prices of pork rose in 2009. Please reconcile.

15. The last sentence in the second paragraph under this heading does not appear to apply to the comparison of 2009 and 2008. Please revise or advise.

Cost of Sales, page 64

16. It is not clear to us how your statement that a decrease in the cost of live pigs partially offsetting the decrease in the average sales price to customers aids in a comparative analysis of the variance in cost of sales. It appears to us that such an assertion is relevant to a gross profit analysis. Please advise.

17. It is not clear to us why management is only able to estimate the changes in the average cost of live pigs as stated in this section and in the first paragraph on page 69 versus definitively knowing the change based on the company's records. Please advise.

18. Please analyze why cost of sales as a percentage of sales increased in 2009 compared to 2008.

Gross Profit, page 65

19. It is not clear to us why you would characterize a 13.6% decrease in gross profit margin for 2009 compared to 2008 as "slight." Please advise.

20. The statement in the last sentence of this section that there was a decrease in the sales of processed food products is not consistent with the information presented under "Sales" on page 64. Please revise your disclosure as appropriate.

21. Please analyze on a comparative basis the significant factors affecting the gross profit margin of each product group and the relative impact of product margins on the consolidated gross profit margin. Your analysis should address components of cost of sales that had a material affect on gross profit and related margin for each product group and on a consolidated basis. Providing a comparative table that presents gross profit and the associated margin for each product group would aid this analysis.

Selling Expenses, page 65

22. Please analyze the impact on sales, gross profit and gross profit margin of larger/increased discounts and incentives to sales agents, to the extent that such are recorded as reductions of sales. Also, analyze the net effect of larger/increased discounts and incentives to sales agents with the lower advertising and marketing expenses from the outsourcing of the marketing and promotion to sales agents so that investors may understand the relative impact on your results. Further, explain why selling expenses through sales agents are lower relative to selling expenses associated with other sales channels.

Other Income (Expense), page 66

23. Please provide a table that presents comparative information for each component comprising this expense category.

24. Since the circumstances appear to have been superseded by the associated "Settlement Agreement," it appears the detail in the second paragraph is not necessary. It appears a cross reference to the notes to the financial statements in which is explained how amounts that have been recorded for the comparative periods were determined is sufficient.

Comparison of Years Ended December 31, 2008 and December 31, 2007
Sales, page 67

25. It appears the sentence "Another factor attributable to the increase of sales and sales volume was that we increased the number of our sales agents and showcase stores from 9,200 in 2008 to 9,659 in 2009" is not relevant to a comparative analysis between 2008 and 2007. Please revise.

Twelve Months Ended December 31, 2009, page 70

26. Please explain the necessity for the additional borrowings during 2009, particularly in view of the apparent sufficiency of cash generated by operations. Also, discuss the purpose for which the additional borrowings were used.

Contractual Obligations, page 74

27. Please advise why the hog purchase agreement and accompanying explanatory narrative is no longer included in the table for contractual obligations, or revise as appropriate.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Polices
Note (T) Advertising Expense, page F-12

28. Refer to your response to our prior comment number 1 and the related disclosure
in your filing in regard to discounts and incentives given on sales made to
independent sales agents. It is unclear as to why the associated amounts are not
classified as reductions to revenue for the sales to which they relate pursuant to
Accounting Standards Codification 605-50-45-2. Please advise. Additionally,
tell us and disclose the nature and form of the discounts and incentives, and the
amount of such discounts/incentives recognized in each of the last two fiscal
years.

Note (V) Income Taxes, page F-12

29. Please clarify in the second bullet whether the new tax rate implemented is 25%
or 15%, as you have indicated both, or how the two rates relate.

30. Please fully clarify in the third bullet the subjectivity of the company and its
subsidiaries to US income tax, in view of your disclosure in note 14 about the
company's foreign subsidiaries being subject to US income tax. Explain what
subsidiaries of the company are considered to be "foreign subsidiaries" that
generate foreign source income subject to repatriation and the basis for such
designation.

Note 3. Restricted Cash, page F-15

31. It appears the details do not support the restricted cash balance of $2.2 million
presented on the balance sheet, nor is reflective of the impact on the holdback
escrow of the "Settlement Agreement" entered into on December 30, 2009.
Please revise as appropriate.

Note 14. Income Taxes, page F-24

32. Please present the amount of consolidated tax expense or benefit for 2009.

33. In the fourth paragraph in which you discuss the potential realization of deferred
tax assets associated with net operating losses, please clarify whether valuation
allowances have been recognized against such tax assets and the basis for the tax
expense amounts indicated.

Note 19. Financing Transaction, page F-29

34. In the fifth paragraph, please update the adequacy of authorized capital at December 31, 2009 to issue common shares upon exercise of the warrant.

35. The dates of December 31, 2007 and February 15, 2009 referenced in the first paragraph on page F-30 no longer appear to be of substance concerning the most recent circumstances associated the liquidated damages. It appears that a cross reference to the notes to the financial statements that discusses the "Settlement Agreement" would be useful in regard to the settlement of this obligation. Please revise and update as appropriate.

36. In view of the "Settlement Agreement," it appears your context here in regard to the make good agreement would be better understood by investors if it were limited to its effect on per share computations and compensation expense reflected in each period of the financial statements presented. In so doing, please clarify specifically how the amount of compensation expense that was actually recorded in each period presented was computed, that is, state the per share value used and basis for this value (as an example, fair value of $x at December 31 of each respective year), as opposed to the expected or futuristic context currently written. It appears that a cross reference to the notes to the financial statements that discusses the most recent settlement provisions would be useful as well for overall context of the circumstances. Please revise and update as appropriate.

Note 20. Change in Chief Financial Officer, page F-30

37. Disclosure elsewhere in your filing indicates that the amount associated with this component of the holdback escrow is $1.5 million rather than the $2.0 million indicated here. Moreover, it appears that the content of this note has been superseded by the "Settlement Agreement" and is no longer relevant. Please remove this note or advise why it remains to be meaningful and update as appropriate.

Note 21. Subsequent Event, page F-31

38. The agreement that is the subject matter of this note was entered into during the most recent period reported, and therefore should not be characterized as a subsequent event. Please revise the description of the note accordingly. Also, since the date of your filing is now beyond the indicated March 31, 2010 deadline, and 2008 and 2009 audited results are available, it appears your disclosure should focus on the terms and conditions that are currently applicable. Please revise accordingly.

Form 10-K for the Year Ended December 31, 2009

  39. Conform your filing with respect to the comments above as appropriate.

Management's Annual Report on Internal Control over Financial Reporting, page 61

  40. The fourth paragraph should state management's conclusion with respect to the
      most recent year end reported of December 31, 2009, and not that of December
      31, 2007 as indicated. Please amend your filing accordingly.

  41. Please note that pursuant to Item 308T(a)(3) of Regulation S-K your discussion
      must include disclosure of any material weakness in the internal control over
      financial reporting identified by management. The third paragraph from the
      bottom of page 63 infers that this may not be the case. Please amend your filing
      to disclose all identified material weaknesses and associated remediation that
      impact internal control over financial reporting or to revise to clarify the meaning
      of your disclosure if this is not the case.

Exhibits 32.1 and 2

  42. Please amend to revise the certifications of the Chief Executive Officer and Chief
      Financial Officer to indicate that the certifications are for the Form 10-K as of the
      most recent period presented of December 31, 2009.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

Shi Huashan
Energroup Holdings Corporation
April 23, 2010
Page 9

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,

Amanda Ravitz
Branch Chief

cc: Via Facsimile (212) 407-4990
         Mitchell Nussbaum, Esq.
         Loeb & Loeb LLC